Filed by The Beneficient Company Group, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Avalon Acquisition Inc.
Commission File No.: 001-40872

The following internal and external communications were distributed to employees and certain partners of The Beneficient Company Group, L.P. on September 21, 2022:

Internal Communication to Employees of The Beneficient Company Group, L.P. Providing an Overview of the Business Combination

Employee E-Mail

FROM:	Brad Heppner
TO:	All employees
DATE:	(release after press release is live)
SUBJ:	Exciting News about the Future of Beneficient

We are pleased to share some exciting news with you regarding the future of Beneficient. These announcements represent the realization of several key strategic priorities for our business and the hard work of everyone within the company. Further, these announcements better position us to continue our path to fully democratize the alternative investment industry and become the industry leader in providing liquidity, custody and trust services to a large and growing market.

What we are announcing

•

First, today we announced plans to go public in partnership with Avalon Acquisition Inc. Avalon is what’s known as a “SPAC” (Special Purpose Acquisition Company) or a “blank check” company. It went public in October 2021, raising more than $200 million, with the intent to find a business in the Financial Services space to “take public” by investing that capital. Avalon’s interest in Ben was driven by several factors including our tech-enabled, highly scalable platform of delivering liquidity to a very large and rapidly growing total addressable market, our highly regulated business model and role as a fiduciary to our customers, and our outstanding team led by our world-class board of directors, deeply experienced leadership team and incredibly talented, trailblazing team of professionals. The full press release announcing the transaction can be seen below.

https://www.globenewswire.com/news-release/2022/09/21/2520037/0/en/The-Beneficient-Company-Group-a-Leading-Technology-Enabled-Provider-of-Liquidity-and-Related-Services-to-Investors-in-Alternative-Assets-to-Go-Public-via-Combination-with-Avalon-Ac.html

While today’s announcement is an important step, the transaction still needs to close – which we expect in to happen in early 2023. Until that happens, which is never guaranteed in these situations, we remain a private company.

•

Second, the Company has launched its own broker-dealer, Beneficient Securities Company, which will reside within Ben Markets, led by Jeff Welday as President, to support its plan and strategic priorities. By having our own captive broker dealer, Ben will be able to deliver a comprehensive suite of capital market solutions more flexibly to the marketplace through our liquidity products as well as directly to individuals and institutions that want to invest directly in our business.

Finally, it is important to reiterate that in the fourth quarter of 2021 and first quarter of 2022, the Company bolstered its balance sheet by raising an additional $385 million in assets. This successful capital raise is another important proof point of investors’ interest in Ben’s business model and desire to participate in our future growth.

What does ‘going public’ mean for Beneficient?

Going public is the next major step in the evolution of Beneficient. As a public company, we will continue executing on our business plans, while also having the opportunity to accelerate our growth by investing in ways to scale the business and capture more of our addressable market.

Upon the heels of signing the merger agreement with Avalon, Ben will also be changing our corporate name from Beneficient Company Group to Beneficient, a Nevada-based corporation. That said, the name “Ben” and our existing swoosh logo will continue to take on a more prominent role in our customer and investor conversations as well as future advertising.

What does ‘going public’ mean for you?

First and foremost, it means business as usual. Most will see little to no change in your day-to-day responsibilities. Ultimately, being a public company will open doors to additional opportunities for all employees, fuel innovation and support our long-term strategy. While this is an exciting time, it is important that we all remain focused on our company’s mission to broaden investor access to affordable liquidity in the alternatives space. This is what has made Beneficient stand out and what will continue to fuel our success: innovation and focus.

What’s next?

Now that this news has been announced, we anticipate a heightened level of interest from third parties seeking information that could be used to form an opinion about our current or future performance. Today’s announcement will likely also lead to increased media attention and investor interest in our company. It’s important that our message is consistent, so please refrain from commenting in response to any inquiries and instead refer all media and investor inquiries to Jeff Welday. It is also important to not post about the transaction on social media. We want to emphasize that no employee is permitted to speak on behalf of the company to these audiences unless specifically authorized.

In closing, I want to express again my gratitude to each of you. This extraordinary milestone is the result of a team effort, and I am very proud of all we have accomplished together. Our future is very bright.

Sincerely,

Brad.

Additional Information and Where to Find It

In connection with the proposed transaction, The Beneficient Company Group, L.P. (“Beneficient”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Avalon Acquisition Inc. (“Avalon”) and a prospectus of Beneficient, as well as other relevant documents concerning the proposed transaction. INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY

OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Avalon stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Beneficient and Avalon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Avalon Acquisition Inc., 2 Embarcadero Center, 8th Floor, San Francisco, CA 94111.

Participants in Solicitation

Avalon and its directors and executive officers may be deemed participants in the solicitation of proxies from Avalon’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Avalon is contained in Avalon’s final prospectus related to its initial public offering dated October 5, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Beneficient and its general partner, other members of management and the members of the board of directors of its general partner, and employees may also be deemed to be participants in the solicitation of proxies from the stockholders of Avalon in connection with the proposed business combination. A list of the names of such directors, executive officers, members of management, members of the board of directors and employees, and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Beneficient, Avalon, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objections, expectations, and intentions of Beneficient and Avalon, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to Beneficient and Avalon as of the date hereof and neither Beneficient nor Avalon is under any duty to update any of the forward-looking statements after the date of this communication to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Beneficient and Avalon as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Beneficient and Avalon. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Avalon is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks related to the rollout of Beneficient’s business and the timing of expected business milestones; the effects of competition on Beneficient’s business; the amount of redemption requests made by Avalon’s stockholders; the ability of Avalon or Beneficient to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Avalon’s final prospectus dated October 5, 2021 under the heading “Risk Factors,” and other documents Avalon has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Avalon nor Beneficient presently know, or that Avalon or Beneficient currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Avalon’s and Beneficient’s expectations, plans, or forecasts of future events and views as of the date of this communication. Avalon and Beneficient anticipate that subsequent events and developments will cause Avalon’s and Beneficient’s assessments to change. However, while Avalon and Beneficient may elect to update these forward-looking statements at some point in the future, Avalon and Beneficient specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Avalon’s and Beneficient’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Internal Communication to Employees of The Beneficient Company Group, L.P. Providing an Overview of the Business Combination

Employee FAQ

General / Transaction questions

1)	What is being announced?

•

Today we announced that Ben has reached a definitive agreement for a business combination with Avalon Acquisition Inc., a publicly traded special purpose acquisition company (SPAC) traded on the NASDAQ (ticker is AVAC).

•	Avalon went public in October 2021, raising more than $200 million, with the intent to find a business in the Financial Services space to “take public” by investing that capital.

•	Once this business combination is completed, which is subject to required shareholder and regulatory approvals, Beneficient will be a publicly traded company.

•	Until the transaction closes, we remain a private company.

2)	What is a SPAC?

•

A SPAC is a “special purpose acquisition company” also known as a “blank check” company, that raises a pool of capital in an IPO and then searches for a company to “take public” by investing the proceeds.

•	Merging with a “SPAC” is simply another way in which a company can go public.

3)	Why is Beneficient going public now?

•	Going public is a logical step in the ongoing evolution of our company.

•	Through this transaction, Beneficient will gain capital to give us the opportunity to accelerate our growth plans and enhance our product offerings.

4)	Why is this transaction in the best interests of Beneficient?

•	Accessing the public capital markets will give us opportunities to accelerate our growth by investing in ways to scale the business and to capture more of our addressable market.

5)	Why go the SPAC route? Why not a regular IPO?

•	We determined that a SPAC transaction was compelling because we were able to choose our partner and go public in a more efficient way from a cost and timing perspective, as opposed to a regular IPO.

•	Not only are we able to access the public markets in an accelerated fashion, but we are doing so with the support of a great sponsor in Avalon.

6)	Does this mean we are a public company now?

•	Today’s announcement does not yet make us a public company, nor does it guarantee that we will move forward with the business combination.

•	Simply put, we have a signed definitive agreement to move forward with the process.

•	There is still work ahead for us: we must complete the SEC review process and secure Avalon shareholders’ approval for the transaction.

•	We expect the transaction to close in early 2023, though that is not guaranteed.

7)	What are the terms?

•	The business combination values Beneficient at approximately $3.5 billion at closing, based on current assumptions.

8)	How long until the transaction closes?

•	We are still in the process of moving forward with the business combination, but we plan to complete the process in early 2023.

9)	How does launching our own broker-dealer help the Company?

•

Establishing our own captive broker dealer results in several benefits for Ben. Cost savings, better internal risk controls and more flexibility in our ability to expand our capital market solutions to the marketplace are just a few of the benefits.

Employee impact questions

10)	How will this impact me? My role?

•	It’s business as usual. We don’t expect this to impact your day-to-day work or priorities.

•	Ultimately, being a public company will open doors to additional opportunities for all employees, fuel innovation and support our long-term strategy.

11)	What can or can’t I tell my friends/family if they are interested in buying Beneficient stock?

•	You may get questions from investors, business partners, even family and friends. If that happens, it is critical that our performance and any future plans are kept confidential.

•	It is very important that everyone refrain from making any comments about our financial performance, the business combination, or future plans with anyone outside of the company.

•

Company communications must remain internal and are not to be shared with anyone outside of Beneficient – this includes sharing information or statements about the business combination publicly, including all channels such as e-mail, social media, conversations with vendors, friends, family, etc.

•

If you are contacted by anyone outside of the company, including media, industry analysts or investors, regarding our planned business combination, please direct them to Jeff Welday. This is very important, and we ask for everyone’s help in protecting our information.

12)	Can I buy Avalon stock?

•	All employees should refrain from buying shares in Avalon Acquisition Inc.

New public company questions

13)	Will there be executive team changes?

•	No, the current executive team will remain to lead the company.

14)	Who will be on the board?

•	The final board composition of the new public company is yet to be announced. However, the existing Ben board will remain intact

•

You should refer to our press release for more information : https://www.globenewswire.com/news-release/2022/09/21/2520037/0/en/The-Beneficient-Company-Group-a-Leading-Technology-Enabled-Provider-of-Liquidity-and-Related-Services-to-Investors-in-Alternative-Assets-to-Go-Public-via-Combination-with-Avalon-Ac.html.

15)	Will this transaction cause layoffs/create jobs?

•	This transaction is about supporting the growth of Beneficient.

•	We believe that if we continue our growth trajectory as a public company, we will create more jobs.

Expansion/Growth questions

16)	How does this deal help with growth?

•	Through this transaction, we will have access to additional capital that we will have the opportunity to deploy to accelerate our growth plans and fuel innovation.

17)	What are our avenues for growth?

•	We have multiple avenues for growth, including deepening relationships with existing customers, acquiring new customers, product enhancements and developing new products.

***

Additional Information and Where to Find It

In connection with the proposed transaction, The Beneficient Company Group, L.P. (“Beneficient”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Avalon Acquisition Inc. (“Avalon”) and a prospectus of Beneficient, as well as other relevant documents concerning the proposed transaction. INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED

PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Avalon stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Beneficient and Avalon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Avalon Acquisition Inc., 2 Embarcadero Center, 8th Floor, San Francisco, CA 94111.

Participants in Solicitation

Avalon and its directors and executive officers may be deemed participants in the solicitation of proxies from Avalon’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Avalon is contained in Avalon’s final prospectus related to its initial public offering dated October 5, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Avalon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Beneficient, Avalon, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objections, expectations, and intentions of Beneficient and Avalon, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to Beneficient and Avalon as of the date hereof and neither Beneficient nor Avalon is under any duty to update any of the forward-looking statements after the date of this communication to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Beneficient and Avalon as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Beneficient and Avalon. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Avalon is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks related to the rollout of Beneficient’s business and the timing of expected business milestones; the effects of competition on Beneficient’s business; the amount of redemption requests made by Avalon’s stockholders; the ability of Avalon or Beneficient to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Avalon’s final prospectus dated October 5, 2021 under the heading “Risk Factors,” and other documents Avalon has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Avalon nor Beneficient presently know, or that Avalon or Beneficient currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Avalon’s and Beneficient’s expectations, plans, or forecasts of future events and views as of the date of this communication. Avalon and Beneficient anticipate that subsequent events and developments will cause Avalon’s and Beneficient’s assessments to change. However, while Avalon and Beneficient may elect to update these forward-looking statements at some point in the future, Avalon and Beneficient specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Avalon’s and Beneficient’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

External Communication to Certain Partners of The Beneficient Company Group, L.P. Providing an Overview of the Business Combination

Partner E-Mail

FROM:	Company
TO:	Partner
DATE:	Any time after release of announcement
SUB:	Exciting News about the Future of Beneficient

Dear [Name],

I’m excited to share that Beneficient today announced plans to become a publicly-traded company in partnership with Avalon Acquisition Inc. The full press release announcing the transaction, which is expected to close in early 2023, can be seen here.

Going public is an important milestone for our company. It will give us the opportunity to accelerate our growth and allow us to introduce new, innovative products and services designed to serve our customers going forward.

Importantly, going public will have no impact on our day-to-day operations and level of service. You will continue to work with the same team and all the points of contact you’re accustomed to working with.

If you have any questions, please don’t hesitate to reach out.

Sincerely,

[Name]

***

Additional Information and Where to Find It

In connection with the proposed transaction, The Beneficient Company Group, L.P. (“Beneficient”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Avalon Acquisition Inc. (“Avalon”) and a prospectus of Beneficient, as well as other relevant documents concerning the proposed transaction. INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Avalon stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Beneficient and Avalon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Avalon Acquisition Inc., 2 Embarcadero Center, 8th Floor, San Francisco, CA 94111.

Participants in Solicitation

Avalon and its directors and executive officers may be deemed participants in the solicitation of proxies from Avalon’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Avalon is contained in Avalon’s final prospectus related to its initial public offering dated October 5, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Beneficient and its general partner, other members of management and the members of the board of directors of its general partner, and employees may also be deemed to be participants in the solicitation of proxies from the stockholders of Avalon in connection with the proposed business combination. A list of the names of such directors, executive officers, members of management, members of the board of directors and employees, and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Beneficient, Avalon, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objections, expectations, and intentions of Beneficient and Avalon, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to Beneficient and Avalon as of the date hereof and neither Beneficient nor Avalon is under any duty to update any of the forward-looking statements after the date of this communication to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Beneficient and Avalon as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Beneficient and Avalon. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Avalon is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks related to the rollout of Beneficient’s business and the timing of expected business milestones; the effects of competition on Beneficient’s business; the amount of redemption requests made by Avalon’s stockholders; the ability of Avalon or Beneficient to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Avalon’s final prospectus dated October 5, 2021 under the heading “Risk Factors,” and other documents Avalon has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Avalon nor Beneficient presently know, or that Avalon or Beneficient currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Avalon’s and Beneficient’s expectations, plans, or forecasts of future events and views as of the date of this communication. Avalon and Beneficient anticipate that subsequent events and developments will cause Avalon’s and Beneficient’s assessments to change. However, while Avalon and Beneficient may elect to update these forward-looking statements at some point in the future, Avalon and Beneficient specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Avalon’s and Beneficient’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.